

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2023

James Westmoreland
Chief Executive Officer
Daybreak Oil and Gas, Inc.
1414 S. Friendswood Dr., Suite 212
Friendswood, TX 77546

> **Re: Daybreak Oil and Gas, Inc.**
> **Form 10-K for the Fiscal Year ended February 28, 2022**
> **Filed June 15, 2022**
> **File No. 000-50107**

Dear James Westmoreland:

We have reviewed your August 17, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2023 letter.

Form 10-K for the Fiscal Year ended February 28, 2022

Item 8. Financial Statements and Supplementary Data, page 51

1. We note that although you agreed to revise, clarify or provide certain disclosures in various response letters since the commencement of this review you have not filed an amendment and are now delinquent in filing your periodic reports.

    You were required to file a Form 10-K for your Fiscal Year ended February 28, 2023 by May 29, 2023, and a Form 10-Q for your Fiscal Quarter ended May 31, 2023 by July 17, 2023. Please comply with your reporting obligations under Rule 13a-1 and Rule 13a-13 of Regulation 13A, without further delay.

    Please ensure that content of these reports is consistent with the changes you agreed to make in connection with this review.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Gus Rodriguez, Staff Accountant at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation